Mail Stop 4569
	October 24, 2005



Via U.S. Mail and Facsimile (813) 229-1660

Barry S. Fischer, Esq.
General Counsel
Suite 330
JB Oxford Holdings, Inc.
15165 Ventura Boulevard
Sherman Oaks, CA  91403

RE: 	JB Oxford Holdings, Inc.
	Amendment Number Two to Schedule 14C
      Filed on September 22, 2005
	File Number 001-14911

	Amendment Number Two to Schedule 13E-3
      Filed on September 22, 2005
	File Number 005-41214

Dear Mr. Fischer:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. You are required to electronically file redlined copies of amendments. Please file a redlined copy of your September 22 filing and of all future filings.


Special Factors, page 8
2. We note that you have responded to prior comment 6 by revising the disclosure on page 13, however, this determination of fairness goes only to the consideration being offered in the transaction, not the going private transaction as a whole. Please revise to specifically state, if true, that the Board determined the transaction to be fair to unaffiliated shareholders in your discussion of the May 27, 2005 board meeting.
3. We restate prior comment number 8 to disclose in the Schedule
14C
that Capitalink has consented to the use and summary of its fairness opinion in the 14C. We note that consents to use and reference in the opinion of Capitalink appended as Appendix B.
4. We restate prior comment number 9 to disclose the projections in the Schedule 14C notwithstanding their disclosure in an exhibit to the registrant`s Schedule 13E-3.

Fairness Opinion, page 14
5. We note your response to prior comment number 10; however, we did not see revisions in this section, "Fairness Opinion." Please revise or direct us to where you have made revisions in response to this comment. In future correspondence, please provide us with page numbers indicating where you have made revisions.
6. We note your response to prior comment 11. We re-issue our comment and ask that you provide a quantified analysis of the comparison that was undertaken between the stock price of the company and the Russell 3000 Index. What conclusions were drawn from this analysis. Merely indicating that a comparison of these indicators does not provide readers with enough information about how that comparison assisted you in your determination of the fairness of the transaction.
7. We note your response to prior comment number 13 and the adjustments you provide to adjusted net book value; however, it is unclear how you arrived at the range. Please revise accordingly.

Substantive and Procedural Factors Considered by the Board of Directors..., page 21
8. We note your revisions in response to prior comment 14 and your revised disclosure indicating that "Mr. Jarratt, acting on his own behalf, as well as a director, and Third Capital Partners, LLC, considered on the same basis, these same factors." Please revise to separately disclose the factors that were considered by Mr. Jarratt.
9.
We note your response to prior comment number 15. Please finalize the bracketed language on page 22. Further, if a quantified analysis was undertaken, as your disclosure would seem to indicate, please summarize it in this discussion.
10. We note your response to prior comment number 16; however, we do not see the revisions. Please revise or direct us to where you have made the revisions.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      Please contact Timothy Geishecker at (202) 551-3422, me at
(202) 551-3448 or Mara Ransom in the Office of Mergers and
Acquisitions at (202) 551-3264 with any questions.




Sincerely,



Jessica Livingston
      Senior Counsel
      Office of Financial Services
      Division of Corporation Finance



cc:	Greg Yardley
	Shumaker, Loop & Kendrick, LLP
      Bank of America Plaza, Suite 2800
      101 East Kennedy Blvd
      Tampa, Florida  33602
Barry S. Fischer, Esq.